Exhibit 23.2

The Board of Directors

Willbros Group, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-1 (Registration No. 333-135540) of Willbros Group, Inc. of our report dated November 21, 2005, before the effects of the adjustment to retrospectively apply the change in accounting discussed in Note 2, with respect to the consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the year ended December 31, 2004, and the related financial statement schedule, which reports appear in the current report on Form 10-K of Willbros Group, Inc. dated March 14, 2007, and to the reference to our firm under the heading “Experts” in the prospectus, which is part of this registration statement.

/s/ KPMG LLP

Houston, Texas

March 22, 2007